

04051962

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

INDYMAC ABS, INC. Exact name of Registrant as Specified in Charter	0001060764 Registrant CIK Number
Form 8-K, December 8, 2004. IndyMac Residential Asset-Backed Notes, Series 2004-LH1	333-120706 SEC File Number, if available

Electronic Report, Schedule of Registration
Statement of Which the Documents Are a Part
(give period of report)

Name of Person Filing the Document
(If Other than the Registrant)



DEC 10 2004



IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Lehman Brothers Inc. Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to Rule 311(h) of Regulation S-T.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

INDYMAC ABS, INC.

By: /s/ Victor H. Woodworth
Name: Victor H. Woodworth
Title: *Vice President and Senior Counsel*

Dated: December 10, 2004

EXHIBIT 99.1
(attached hereto)

December 8, 2004

PRELIMINARY SUMMARY OF TERMS & COMPUTATIONAL MATERIALS


IndyMac Bank

IndyMac Residential Asset Backed Trust 2004-LH1

$449,350,000 (Approximate) Notes

IndyMac Bank, F.S.B.
(Seller & Servicer)

IndyMac ABS, Inc.
(Depositor)

Ambac

Contacts

Syndicate	Kevin White / Dan Covello	(212) 526-9519
Trading	Charlie Spero / Ross Shapiro	(212) 526-6870
Product Management	David Heike	(212) 526-8311
Residential Mortgage Finance	Tom O'Hara	(212) 526-6469
	Shiv Rao	(212) 526-6205
	Randal Johnson	(212) 526-0198
	Sam Warren	(212) 526-1486
	Vinay Khandelwal	(212) 526-2755
Structuring	Sei-Hyong Park	(212) 526-0203
Collateral	Shane Rogovitz	(212) 526-3994

IndyMac Residential Asset Backed Trust 2004-LH1

To Mandatory Auction [4]								
Class [1]	Approx. Size [2]	Type	BMark	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Stated Final Maturity Date [3]	Expected Ratings (S&P/Moody's)
A	449,350,000	Floating	1 mo. LI	1.93	23 - 23	11/27/2006	1/27/2036	AAA/Aaa

To 10% Optional Termination [5]								
Class [1]	Approx. Size [2]	Type	BMark	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Stated Final Maturity Date [3]	Expected Ratings (S&P/Moody's)
A	449,350,000	Floating	1 mo. LI	3.21	25 - 55	7/27/2009	1/27/2036	AAA/Aaa

To Maturity Date								
Class [1]	Approx. Size [2]	Type	BMark	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Stated Final Maturity Date [3]	Expected Ratings (S&P/Moody's)
A	449,350,000	Floating	1 mo. LI	3.22	25 - 58	10/27/2009	1/27/2036	AAA/Aaa

Prepayment Rate / Draw Rate	
Lot Loans	40% CPR / N.A.
HELOCs	40% CPR / 20% CDR

[1] The Class A Notes (the "Class A Notes" or the "Notes") are collateralized by both home equity lines of credit ("HELOCs") and residential lot acquisition loans ("Lot Loans" and together with the HELOCs, the "Mortgage Loans"). Principal and interest payments received on the Mortgage Loans will be applied as payments to the Class A Notes.

[2] Subject to a variance of +/- 5%.

[3] The Stated Final Maturity Date with respect to the Class A Notes is the date on which the Surety Provider guarantees payment equal to the aggregate outstanding Class A Note principal balance.

[4] Eight business days prior to the Payment Date in November 2006, the Auction Administrator will auction to third-party investors the Notes, resetting the rate on the Notes to the lesser of the Fail Rate (1-Month LIBOR plus 0.90%) and the Auction Rate. To the extent that the Auction Rate is less than or equal to the Fail Rate, the Notes will be tendered at par. To the extent that the Auction Rate is above the Fail Rate, the noteholders will keep their notes with a rate reset to the Fail Rate.

[5] On any Payment Date on or after which the outstanding principal balance of the Notes declines to 10% or less of the principal balance of the Notes as of the Closing Date, the Servicer will have the option of purchasing the Mortgage Loans. Such purchase will result in a prepayment on the Notes and the termination of the Trust.

Preliminary Summary of Terms	
Trust:	IndyMac Residential Asset Backed Trust 2004-LH1 The trust will issue a AAA/Aaa rated senior class of notes (the "Class A Notes"), one or more rated class of subordinate certificates (the "Class B Certificates"), one unrated class of subordinate certificates (the "Class O Certificates", together with the Class B Certificates, the "Subordinate Certificates") and an unrated seller interest (the "Seller Interest", together with the Subordinate Certificates, the "Non-Offered Securities"). The Trust will hold the Mortgage Loans for the benefit of the noteholders and the Surety Provider.
Depositor:	IndyMac ABS, Inc.
Seller and Servicer:	IndyMac Bank, F.S.B.
Indenture Trustee & Certificate Trustee:	Deutsche Bank National Trust Company
Owner Trustee:	Wilmington Trust Company
Surety Provider:	Ambac Assurance Corp.
Rating Agencies:	Standard and Poor's ("S&P") and Moody's Investor Service ("Moody's")
Lead Manager:	Lehman Brothers Inc.
Co-Manager:	Bear Stearns & Co.
Expected Pricing Date:	The week of December 13, 2004
Expected Closing Date:	On or about December 22, 2004
Payment Date:	27th of each month, or the next succeeding Business Day (First Payment Date: January 27, 2005)
Statistical Calculation Date:	For the HELOCs, end of business October 31, 2004. For the Lot Loans, November 1, 2004
Cut-Off Date:	For the HELOCs, end of business November 30, 2004. For the Lot Loans, December 1, 2004
Delay Days:	0 days
Day Count:	Actual/360
Interest Accrual:	Interest accrues on the Class A Notes from the last Payment Date (or the Closing Date in the case of the first Payment Date) through the day preceding the current Payment Date.
Due Period:	For the HELOCs, the calendar month immediately preceding the current Payment Date. For the Lot Loans, the period commencing on the second day of the month preceding the month in which the current Payment Date occurs and ending on the first day of the month in which the current Payment Date occurs.

Preliminary Summary of Terms	
Mortgage Loans:	Home equity lines of credit ("HELOCs") and the residential lot acquisition loans ("Lot Loans" and together with the HELOCs, the "Mortgage Loans"). 100% of the Lot Loans and a majority of the HELOCs were originated by IndyMac. Approximately 43% of the HELOCs (as of the Statistical Calculation Date) were purchased from 3rd party originators through the Seller's wholesale channel, including approximately 25%, 10% and 7% from E-LOAN, Inc., Metrocities Mortgage and Paul Financial, LLC, respectively.
Collateral Balance:	Equal to the total outstanding balance of Mortgage Loans, plus the amount, if any, on deposit in the Pre-Funding Account, plus the amount, if any, on deposit in the Revolving Period Funding Account. Expected to initially equal approximately $460,000,000 (the "Cut-off Date Pool Principal Balance")
Pre-Funding:	On the Closing Date, approximately $[30,000,000] will be deposited into an account designated as the "Pre-Funding Account". This amount will be funded from the proceeds of the sale of the Notes. During the pre-funding period, funds on deposit in the Pre-Funding Account will be used by the trust to buy HELOCs from the Seller from time to time. The pre-funding period will be the period from the Closing Date to the earliest of (i) the date on which the amount on deposit in the Pre-Funding Account is less than $100,000, (ii) [February 21, 2005] and (iii) the occurrence of a default by the Servicer under the servicing agreement. The HELOCs sold to the Trust after the Closing Date will conform to certain specified characteristics. Amounts on deposit in the Pre-Funding Account will be invested in permitted investments as specified in the Indenture. Any amounts remaining in the Pre-Funding Account at the end of the pre-funding period will be used to make principal payments on the Class A Notes on a pro rata basis.
Prepayment Interest Shortfalls:	For any Lot Loan that is prepaid in full during the Prepayment Period in the prior calendar month is an amount equal to one month's interest at the applicable mortgage rate (net of the servicing fee) less any payments in respect of interest for such month made by the mortgagor. The "Prepayment Period" for any Payment Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Payment Date occurs (or, in the case of the first Payment Date, from the Cut-off Date) and ending on the Determination Date of the calendar month in which such Payment Date occurs. The "Determination Date" with respect to any Payment Date will be the 15th day of the calendar month in which such Payment Date occurs or, if such 15th day is not a business day, the business day immediately preceding such 15th day.

Preliminary Summary of Terms	
Credit Enhancement to the Notes:	The Class A Notes have the following forms of credit support: (i) Excess Spread; (ii) Overcollateralization; (iii) The Insurance Policy. The Surety Provider will unconditionally guarantee timely payments of interest on the Class A Notes. The Surety Provider will guarantee payment of principal as described below ("Guaranteed Principal Distribution Amount").
Excess Spread :	The interest payments on the Mortgage Loans are expected to exceed the amount of interest due and payable on the Class A Notes.
Overcollateralization	***During the Revolving Period:*** A portion of the Excess Spread will be used to purchase additional HELOCs from the Seller (or will be deposited in the Revolving Period Funding Account) to the extent required to reach the OC Target (as defined below). This will result in an increase of the balance of the Invested Amount, thereby creating Overcollateralization for the Class A Notes. ***During the Rapid Amortization Period:*** A portion of the Excess Spread will be applied as payments of principal on the Class A Notes to the extent required to reach or maintain the OC Target (as defined below). This will result in an acceleration of principal payments on the Class A Notes relative to the amortization of the Mortgage Loans, thereby creating Overcollateralization for the Class A Notes. Initially, the required level of Overcollateralization ("OC Target") will be equal to the sum of (i) 10.00% of the initial Lot Loan balance and (ii) 2.60% of the initial HELOC balance. If either (a) certain excess spread or cumulative loss triggers are met or (b) the Revolving Period Funding Account is greater than certain percentages, the required level of Overcollateralization will increase to amounts specified in the sale and servicing agreement.
Revolving Period Funding Account:	Initially 0.00%. To the extent that HELOC accounts are not purchased from the Seller during the Revolving Period, Net Principal Collections and excess interest required to build Overcollateralization will be deposited in the Revolving Period Funding Account. Until the OC Target is reached, the Revolving Period Funding Account will be allowed to grow to a maximum of [1]% of the Collateral Balance. After the OC Target is reached, the Revolving Period Funding Account will be allowed to grow to a maximum of [15]% of the Collateral Balance.
O/C Reduction Amount:	Beginning with the Payment Date in July 2007 (the 31st Payment Date or the "Step-Down Date"), the Overcollateralization amount is allowed to step down to the sum of (i) 25.00% of the current Lot Loan balance for that Payment Date and (ii) 5.50% of the portion of the Invested Amount related to the current HELOC balance for that Payment Date, subject to certain stepdown tests; provided that in no event will the Overcollateralization be less than the OC Floor. Following the occurrence of a Rapid Amortization Event, the O/C Reduction Amount shall be zero.
OC Floor:	0.50% of the Cut-Off Date Pool Principal Balance

Preliminary Summary of Terms ***Distribution of Payments***	
Interest Distributions on the Notes:	The Floating Allocation Percentage of interest collections (net of the servicing fee, the indenture trustee fee, the insurance premium and Prepayment Interest Shortfalls allocable to to the Due Period with respect to the Lot Loans) and payments from the Servicer in connection with advances made in respect of delinquent interest on the related Lot Loans will be distributed in the following priority: (1) to pay accrued interest for the current accrual period, overdue accrued interest on the Class A Notes and unpaid Prepayment Interest Shortfall amounts, if any; (2) to cover any charge-off amounts allocated to the Class A Notes by, (i) during the Revolving Period, being applied to purchase additional HELOC balances or additional HELOCs (or to the extent that HELOCs are not purchased from the Seller, Net Principal Collections will be deposited in the Revolving Period Funding Account) or, (ii) during the Rapid Amortization Period, being applied as principal on the Class A Notes; (3) to reimburse the Surety Provider for prior draws made from the policy issued by the Surety Provider (the "Policy"); (4) to build and maintain credit enhancement to the required level by, (i) during the Revolving Period, being applied to purchase additional HELOC balances or additional HELOCs (or to the extent that HELOCs are not purchased from the Seller, Net Principal Collections will be deposited in the Revolving Period Funding Account) or, (ii) during the Rapid Amortization Period, being applied as principal on the Class A Notes; (5) as payment for any other amounts owed to the Surety Provider; (6) to pay the Class A LIBOR Interest Carryover; (7) to pay to the holders of the Subordinate Certificates, in the priority and in the manner set forth in the sale and servicing agreement, to the extent of any remaining amounts after the payments required above have been made.
Class A Note Rate:	The lesser of (x) the Class A Note Formula Rate and (y) the Maximum Rate.
Class A Note Formula Rate:	Months 1 – 23: 1 Month LIBOR + [____]%, subject to the Maximum Rate Months 24+: the lesser of (i) the Auction Rate and (ii) the Fail Rate, subject to the Maximum Rate
Maximum Rate:	The Maximum Rate for any Payment Date is based on the average of the Mortgage Loan rates, minus the servicing fee rate, the rate at which the indenture trustee's fees are calculated and the rate at which the premium on the Policy is calculated, for each Mortgage Loan, weighted on the basis of the related principal balance of each Mortgage Loan on the first day of the related Due Period. The Maximum Rate is expressed on an actual/360 basis.
Class A LIBOR Interest Carryover ("Catch-Up Feature"):	If the Class A Note Rate is equal to the Maximum Rate, any interest which would have accrued at the Class A Note Formula Rate above the related Maximum Rate will be payable on the next Payment Date, together with accrued interest at the then current Class A Note Formula Rate to the extent of Available Funds thereof.

Preliminary Summary of Terms
Distribution of Payments

Principal Distributions on the Notes:	*During the Revolving Period,* (i) aggregate amount of principal collected or advanced by the servicer on the lot loans (including but not limited to principal prepayments) that is allocable to such period plus (ii) aggregate principal collections on the HELOCs allocable to such period less aggregate draws on such HELOCs allocable to such period ("Net Principal Collections") will be used to purchase additional HELOC balances or additional HELOCs (or to the extent that HELOCs are not purchased from the Seller, Net Principal Collections will be deposited in the Revolving Period Funding Account). During this period, the Class A Noteholders will not receive any payment of principal. To the extent that there are any amounts in the Revolving Period Funding Account at the end of the Revolving Period, these amounts will be paid as principal on the Class A Notes on the next Payment Date. *During the Rapid Amortization Period,* all principal collections on the Mortgage Loans received during the related due period and allocable to the Class A Notes will be distributed to the Class A Notes until the principal balance of the Class A Notes has been reduced to zero. However, the amount of principal collections on the Mortgage Loans paid on the Class A Notes on any Payment Date after the Payment Date in June 2007 will be reduced if the amount of Overcollateralization exceeds the required level of Overcollateralization.
Revolving Period:	Begins on the first Payment Date and ends on the earlier of the Payment Date in November 2006 (the 23th Payment Date) or the occurrence of a Rapid Amortization Event.
Rapid Amortization Period:	Begins on the earlier of Payment Date in December 2006 (the 24th Payment Date) or the occurrence of a Rapid Amortization Event.
Invested Amount:	With respect to any Payment Date is the Initial Invested Amount *plus* the aggregate of any new HELOCs or additional HELOC balances purchased for the purpose of creating Overcollateralization *plus* the Revolving Period Funding Account amount *reduced by* (i) the aggregate amount of principal collected on the Mortgage Loans and allocable to the Class A Notes as of the end of the previous Due Period and on the related Payment Date and (ii) the aggregate of Investor Charge-Off Amounts since the Cut-Off Date, including the Investor Charge-Off Amount for such Payment Date. The Initial Invested Amount is expected to be approximately $460,000,000.
Seller Interest:	This amount represents a *pari passu* interest in the assets of the Trust equal to the cumulative amount of draws on the HELOCs since the beginning of the Rapid Amortization Period. In addition, during the Revolving Period, in the event that draw amounts are greater than the principal received in a Due Period, the Seller Interest will accrete by the excess amount. The Seller Interest is calculated as the outstanding pool balance at the end of the previous Due Period minus the Invested Amount.
Floating Allocation Percentage:	With respect to any Payment Date is the percentage equivalent of a fraction, numerator of which is the Invested Amount at the end of the previous Due Period and the denominator of which is the outstanding pool balance at the end of the previous Due Period (in the case of the first Payment Date, the outstanding pool balance as of the Cut-Off Date), provided such percentage shall not be greater than 100%.
Investor Charge-Off Amounts:	For a given Payment Date, the amount of charge-offs incurred during the related Due Period *multiplied by* the Floating Allocation Percentage.

Preliminary Summary of Terms *Mandatory Auction*	
Mandatory Auction:	Eight business days prior the Mandatory Auction Payment Date, provided that the Class A Notes are rated "Aaa"/"AAA" by Moody's and S&P up to and including the Mandatory Auction Payment Date, the Auction Administrator will auction the Class A Notes to third-party investors (the Underwriters, the Surety Provider and the Seller and their affiliates will be permitted to bid in the Mandatory Auction). Bids solicited will be a Par Price spread bid equal to or less than the Fail Rate. The Auction Administrator will assemble the bids in ascending order until there are bids for all available Class A Notes. On the Mandatory Auction Payment Date, the Class A Notes will be assigned a rate for their remaining life equal to the lesser of the Fail Rate and the Auction Rate. **"Successful Auction"**: To the extent that the Auction Rate is less than or equal to the Fail Rate, the Class A Notes will be resold at par. **"Failed Auction"**: To the extent that the Auction Rate is above the Fail Rate, the noteholders will keep their notes with a rate reset to the Fail Rate.
Mandatory Auction Payment Date:	The Payment Date in November 2006
Auction Administrator:	Lehman Brothers Inc.
Auction Rate:	A floating rate with a spread to LIBOR, determined at the Mandatory Auction, such that the Class A Notes would settle at the Par Price.
Fail Rate:	1 Month LIBOR + 0.90%
Par Price:	With respect to each of the Class A Notes, the principal balance after giving effect to principal distributions made and losses applied on the Mandatory Auction Payment Date.

Preliminary Summary of Terms	
Rapid Amortization Event:	(i) Interest or principal collections and advances allocable to the Class A Notes for any Payment Date are not enough to make any payment of principal or interest in each case that is due on the Notes, and such failure continues for a period of five Business Days; (ii) Before the OC Target has been reached and during the first year, if the amount on deposit in the Revolving Period Funding Account is greater than [1]% of the Class A Note balance; (iii) Before the OC Target has been reached and during the second year, if the amount on deposit in the Revolving Period Funding Account is greater than zero; (iv) After the OC Target has been reached, if the amount on deposit in the Revolving Period Funding Account is greater than [15]% of the Class A Note balance; (v) a declaration of bankruptcy or insolvency by either the Seller or the Servicer; (vi) aggregate cumulative draws under the Policy exceed 1% of the Cut-Off Date Pool Principal Balance; (vii) the Class A Notes are rated lower than "Aaa"/"AAA" by S&P or Moody's respectively, for a period of 60 days or more (the Seller has the option to either replace the Surety Provider or to provide external credit enhancement in order to maintain a rating of "Aaa"/"AAA" by Moody's and S&P, respectively); (viii) the Trust becomes subject to the Investment Company Act of 1940; or (ix) failure on the part of the Trust, the Depositor, the Seller or the Servicer to perform any of its other material obligations under the sale and servicing agreement, the trust agreement or the indenture.

Preliminary Summary of Terms	
Optional Termination:	The Servicer may exercise its right to purchase the Mortgage Loans on any Payment Date on or after which the principal balance of the Class A Notes declines to [10]% or less of the principal balance of the Class A Notes as of the Closing Date. Such an optional termination will result in a prepayment on the Class A Notes. Such optional termination may not be exercised unless funds received upon the purchase of the Mortgage Loans will be sufficient to satisfy (i) the payment terms of the Class A Notes, (ii) amounts owed to the Surety Provider and (iii) certain amounts distributable to the Subordinate Certificates.
Principal and Interest Advances:	***Lot Loans:*** The Servicer will be obligated to advance or cause to be advanced on or before each Payment Date, in an amount equal to the aggregate of all payments of principal and interest (net of servicing fees) that were due during the related Due Period on the Lot Loans (other than balloon payments) and that were delinquent on the related Determination Date, plus certain amounts representing assumed payments not covered by any current net income on the mortgaged properties acquired by foreclosure or deed in lieu of foreclosure, and, with respect to balloon loans, with respect to which the balloon payment is not made when due, an assumed monthly payment that would have been due on the related Due Date based on the original principal amortization schedule for such balloon loan. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. ***HELOCs:*** The Servicer will not advance delinquent payments of principal or interest for the HELOCs.
Servicing Advances:	All reasonable and customary "out of pocket" costs and expenses incurred in the performance by the Servicer of its servicing obligations, including, but not limited to, the cost of (i) the preservation, restoration and protection of the mortgaged property, (ii) any enforcement or judicial proceedings, including foreclosures, (iii) the management and liquidation of the REO Property, including reasonable fees paid to any independent contractor in connection therewith, and (iv) compliance with various other obligations as specified in the pooling and servicing agreement.
Clearing:	DTC, Euroclear or Clearstream.
Denomination:	Minimum $25,000; increments of $1,000.
SMMEA Eligibility:	The Class A Notes are not expected to be SMMEA eligible.
ERISA Eligibility:	The Class A Notes are expected to be ERISA eligible.
Tax Structure:	Debt for Federal income tax purposes.

Weighted Average Life (1) and Maturity
Sensitivity of the Notes to Payments and Draws

Class A

(To Mandatory Auction)

Prepayment Speeds (expressed as %CPR for the Lot Loans and %CPR/%CDR for the HELOCs)

Lot Loan / HELOC Prepay Rate

HELOC Draw Rate	% CPR	20%			35%			40%			45%			50%		
	% CDR	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
	10%	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006
	15%	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006
	20%	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	**1.93**	**23 - 23**	**11/27/2006**	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006
	25%	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006
	30%	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006	1.93	23 - 23	11/27/2006

(1) The weighted average life of each of the Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the date of issuance to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the original Class A Note Principal Balance.

Modeling Assumptions:
- The Notes are sold at the Mandatory Auction Payment Date to third-party investors at the Par Price
- No Early Rapid Amortization Events occurs

Weighted Average Life (1) and Maturity
Sensitivity of the Notes to Payments and Draws

Class A

(To 10% Optional Termination)

Prepayment Speeds (expressed as %CPR for the Lot Loans and %CPR/%CDR for the HELOCs)

Lot Loan / HELOC Prepay Rate

HELOC Draw Rate	% CPR	20%			35%			40%			45%			50%		
	% CDR	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
	10%	4.49	25 - 87	3/27/2012	3.56	25 - 65	5/27/2010	3.36	25 - 60	12/27/2009	3.20	25 - 57	9/27/2009	3.06	25 - 54	6/27/2009
	15%	4.28	25 - 78	6/27/2011	3.45	25 - 60	12/27/2009	3.28	25 - 57	9/27/2009	3.13	25 - 54	6/27/2009	3.00	25 - 51	3/27/2009
	20%	4.11	25 - 72	12/27/2010	3.37	25 - 58	10/27/2009	**3.21**	**25 - 55**	**7/27/2009**	3.07	25 - 52	4/27/2009	2.94	25 - 49	1/27/2009
	25%	3.98	25 - 67	7/27/2010	3.30	25 - 56	8/27/2009	3.14	25 - 52	4/27/2009	3.01	25 - 50	2/27/2009	2.90	25 - 47	11/27/2008
	30%	3.86	25 - 63	3/27/2010	3.23	25 - 53	5/27/2009	3.08	25 - 50	2/27/2009	2.96	25 - 48	12/27/2008	2.86	25 - 46	10/27/2008

(1) The weighted average life of each of the Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the date of issuance to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the original Class A Note Principal Balance.

Modeling Assumptions:
- The Notes are not sold on the Mandatory Auction Payment Date
- No early Rapid Amortization Events occurs
- Amounts in the Revolving Period Funding Account equal 0% in all periods

Weighted Average Life (1) and Maturity
Sensitivity of the Notes to Payments and Draws
Class A

(To Maturity)

Prepayment Speeds (expressed as %CPR for the Lot Loans and %CPR/%CDR for the HELOCs)

Lot Loan / HELOC Prepay Rate

HELOC Draw Rate	% CPR	20%			35%			40%			45%			50%		
	% CDR	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity	WAL	Window	Maturity
	10%	4.54	25 - 99	3/27/2013	3.59	25 - 75	3/27/2011	3.40	25 - 70	10/27/2010	3.23	25 - 65	5/27/2010	3.09	25 - 61	1/27/2010
	15%	4.31	25 - 86	2/27/2012	3.48	25 - 67	7/27/2010	3.30	25 - 63	3/27/2010	3.15	25 - 59	11/27/2009	3.02	25 - 57	9/27/2009
	20%	4.13	25 - 77	5/27/2011	3.38	25 - 61	1/27/2010	**3.22**	**25 - 58**	**10/27/2009**	3.08	25 - 57	9/27/2009	2.96	25 - 57	9/27/2009
	25%	3.99	25 - 71	11/27/2010	3.31	25 - 57	9/27/2009	3.15	25 - 57	9/27/2009	3.03	25 - 57	9/27/2009	2.91	25 - 57	9/27/2009
	30%	3.87	25 - 66	6/27/2010	3.24	25 - 57	9/27/2009	3.10	25 - 57	9/27/2009	2.98	25 - 57	9/27/2009	2.87	25 - 57	9/27/2009

(1) The weighted average life of each of the Notes is determined by (i) multiplying the amount of each principal payment by the number of years from the date of issuance to the related Payment Date, (ii) adding the results, and (iii) dividing the sum by the original Class A Note Principal Balance.

Modeling Assumptions:

- The Notes are not sold on the Mandatory Auction Payment Date
- No early Rapid Amortization Events occurs
- Amounts in the Revolving Period Funding Account equal 0% in all periods

WAC Cap. The information in the following table has been prepared in accordance with the following assumptions (i) One year Treasuries, Prime, One Month LIBOR and Six Month LIBOR remain constant at 20.00%, (ii) prepayments on the mortgage loans occur at the Pricing Prepayment / Draw Assumption and (iii) Actual / 360 day count. It is highly unlikely, however, that prepayments on the mortgage loans will occur at the Pricing Prepayment Assumption or at any other constant percentage. There is no assurance, therefore, of whether or to what extent the actual mortgage rates on the mortgage loans on any Payment Date will conform to the corresponding rate set forth for that Payment Date in the following table.

Period	Payment Date	WAC Cap(%)	Period	Payment Date	WAC Cap(%)
1	1/27/2005	8.86	29	5/27/2007	16.61
2	2/27/2005	10.39	30	6/27/2007	16.08
3	3/27/2005	12.37	31	7/27/2007	16.61
4	4/27/2005	13.21	32	8/27/2007	16.07
5	5/27/2005	14.73	33	9/27/2007	16.06
6	6/27/2005	14.36	34	10/27/2007	16.68
7	7/27/2005	14.95	35	11/27/2007	16.14
8	8/27/2005	14.56	36	12/27/2007	16.67
9	9/27/2005	14.65	37	1/27/2008	16.12
10	10/27/2005	15.39	38	2/27/2008	16.11
11	11/27/2005	14.98	39	3/27/2008	17.21
12	12/27/2005	15.55	40	4/27/2008	16.09
13	1/27/2006	15.12	41	5/27/2008	16.61
14	2/27/2006	15.19	42	6/27/2008	16.06
15	3/27/2006	16.90	43	7/27/2008	16.58
16	4/27/2006	15.44	44	8/27/2008	16.02
17	5/27/2006	16.02	45	9/27/2008	16.00
18	6/27/2006	15.55	46	10/27/2008	16.50
19	7/27/2006	16.12	47	11/27/2008	15.94
20	8/27/2006	15.65	48	12/27/2008	16.43
21	9/27/2006	15.70	49	1/27/2009	15.85
22	10/27/2006	16.46	50	2/27/2009	15.79
23	11/27/2006	15.96	51	3/27/2009	17.41
24	12/27/2006	16.53	52	4/27/2009	15.63
25	1/27/2007	16.00	53	5/27/2009	16.04
26	2/27/2007	16.00	54	6/27/2009	15.38
27	3/27/2007	17.71	55	7/27/2009	15.68
28	4/27/2007	16.08			

Preliminary Summary of Terms
Subsequent Mortgage Loan Criteria - HELOCs

Each additional HELOC purchased by the Trust must meet the following characteristics:

- may not be 30 or more days delinquent as of the transfer date;
- remaining term to stated maturity of each subsequent HELOC will not exceed 360 months;
- will be secured by a mortgage in a first or second lien position;
- will have a fully-indexed margin between —0.250% and 8.875%;
- will not have a principal balance in excess of $500,000;
- will have a credit limit between $4,000 and $500,000;
- the subsequent mortgage loan will be underwritten substantially in accordance with the criteria set forth under "Description of the Mortgage Loans--Underwriting Standards" in the prospectus supplement;
- will have a CLTV not in excess of 101%;
- will have a utilization not in excess of 101%;
- no credit score less than 600; and
- shall not provide for negative amortization

Additionally, each subsequently transferred HELOC pool must have:

- a weighted average fully-indexed margin of at least [1.75]%;
- a weighted average combined loan-to-value ratio of no more than [85]%;
- a weighted average credit score of at least [690];
- for loans with a CLTV greater than 90%, a weighted average credit score of at least [710];
- no more than [22]% of the pool will have a FICO score less than [660];
- no less than [72]% of the pool will be a single family residence;
- no less than [95]% of the pool will be owner occupied;
- no more than [80]% of the pool will have a loan purpose of cash-out refinance;
- no less than [50]% of the pool will have "full documentation";
- no more than [60]% of the pool will be in the state of California; and
- no more than [15]% of the pool will be in any state other than California.

Collateral Summary

Statistical Calculation Pool for the *HELOCs, Lot Loans and Aggregate Mortgage Pool* are listed below as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and as of November 1, 2004 (Lot Loan Statistical Calculation Date)

	HELOCs	Lot Loans	Aggregate Mortgage Pool
Total Number of Loans	5,111	1,288	6,399
Total Outstanding Loan Balance	$248,626,075	$193,723,917	$442,349,992
Average Drawn Balance	$48,645	Not Applicable	Not Applicable
Average Credit Limit	$66,647	Not Applicable	Not Applicable
Average Credit Limit Utilization Rate	72.99%	Not Applicable	Not Applicable
Current WA Coupon	5.521%	7.369%	6.330%
WA Margin *(Adjustable only)*	1.553%	5.043%	3.025%
WA Maximum Rate *(Adjustable only)*	17.994%	13.401%	16.057%
WA First Periodic Cap *(Adjustable only)*	None	2.568%	2.568%
WA Periodic Cap *(Adjustable only)*	None	1.000%	1.000%
WA Seasoning (months)	4 months	3 months	3 months
WA Remaining Term (months)	211 months	55 months	143 months
WA Remaining Draw Term (months)	127 months	Not Applicable	Not Applicable
WA CLTV	83.02%	77.16%	80.45%
WA Current FICO	716	722	719
Lien Position (% first / % junior)	2.82%/ 97.18%	100%/ 0%	45.38%/ 54.62%
Property Type			
Single Family	67.88%	0%	38.15%
PUD	17.16%	0%	9.65%
Condo	11.51%	0%	6.47%
2-4 Family	3.46%	0%	1.94%
Residential Lot	0%	100%	43.79%
Occupancy Status			
Primary Home	96.89%	Not Applicable	Not Applicable
Second Home	1.06%		
Investor Property	2.05%		
Geographic Distribution			
other states account individually for less than 5% of pool balance	CA 52.28% FL 12.24% NY 5.29%	CA 51.12% HI 8.56% FL 6.09%	CA 51.77% FL 9.54%

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Current Principal Balances

Range of Current Principal Balances ($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 25,000.00	1,592	19,096,345.55	4.32
25,000.01 - 50,000.00	1,944	70,683,292.50	15.98
50,000.01 - 75,000.00	1,082	66,645,670.04	15.07
75,000.01 - 100,000.00	599	52,596,052.64	11.89
100,000.01 - 200,000.00	786	108,933,736.31	24.63
200,000.01 - 300,000.00	266	64,898,712.00	14.67
300,000.01 - 400,000.00	65	22,525,501.71	5.09
400,000.01 - 500,000.00	42	19,307,353.06	4.36
500,000.01 - 600,000.00	9	5,037,700.33	1.14
600,000.01 - 700,000.00	4	2,553,184.13	0.58
700,000.01 - 800,000.00	3	2,233,077.55	0.50
800,000.01 - 900,000.00	1	892,419.27	0.20
900,000.01 - 1,000,000.00	4	3,752,616.75	0.85
1,100,000.01 - 1,200,000.00	1	1,135,735.53	0.26
2,000,000.01 - 2,100,000.00	1	2,058,595.07	0.47
Total:	**6,399**	**442,349,992.44**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Original Combined Loan-to-Value Ratios

Range of Original Combined Loan-to-Value Ratios (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 40.00	112	4,936,110.82	1.12
40.01 - 45.00	59	3,202,925.14	0.72
45.01 - 50.00	78	4,453,898.04	1.01
50.01 - 55.00	86	4,944,032.81	1.12
55.01 - 60.00	173	9,336,826.09	2.11
60.01 - 65.00	215	20,476,871.89	4.63
65.01 - 70.00	377	43,056,028.21	9.73
70.01 - 75.00	645	61,714,895.88	13.95
75.01 - 80.00	1089	96,062,860.37	21.72
80.01 - 85.00	639	45,773,989.02	10.35
85.01 - 90.00	1442	69,961,263.79	15.82
90.01 - 95.00	571	27,475,686.18	6.21
95.01 - 100.00	913	50,954,604.20	11.52
Total:	6399	442,349,992.44	100.00

Min.: 7.87%
Max.: 100.00%
NON-ZERO WEIGHTED AVERAGE.: 80.45%

Loan Purpose

Purpose	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	2,764	276,188,854.20	62.44
Cash Out Refinance	3,474	158,752,752.33	35.89
Rate/Term Refinance	161	7,408,385.91	1.67
Total:	**6,399**	**442,349,992.44**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Geographic Distribution

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Alabama	8	243,577.28	0.06
Alaska	2	324,616.75	0.07
Arizona	217	11,614,037.23	2.63
Arkansas	6	218,053.15	0.05
California	2,713	229,015,109.73	51.77
Colorado	152	9,556,011.70	2.16
Connecticut	67	3,928,035.04	0.89
Delaware	12	430,312.86	0.10
District Of Columbia	3	205,399.05	0.05
Florida	815	42,221,639.89	9.54
Georgia	106	4,872,315.06	1.10
Hawaii	125	18,741,617.10	4.24
Idaho	23	2,000,584.29	0.45
Illinois	139	6,347,935.61	1.44
Indiana	15	620,238.53	0.14
Iowa	8	309,750.92	0.07
Kansas	9	268,362.56	0.06
Kentucky	8	278,992.41	0.06
Louisiana	9	248,623.04	0.06
Maine	12	758,728.40	0.17
Maryland	117	4,976,283.79	1.12
Massachusetts	98	4,813,939.39	1.09
Michigan	107	3,608,732.12	0.82
Minnesota	52	1,888,895.04	0.43
Mississippi	2	20,144.34	0.00

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Geographic Distribution (continued)

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Missouri	29	1,068,293.13	0.24
Montana	17	1,335,693.31	0.30
Nebraska	3	96,665.91	0.02
Nevada	162	15,524,882.70	3.51
New Hampshire	18	886,770.66	0.20
New Jersey	251	11,224,272.37	2.54
New Mexico	25	1,419,156.72	0.32
New York	333	18,526,361.82	4.19
North Carolina	58	2,808,712.19	0.63
Ohio	50	1,882,615.59	0.43
Oklahoma	12	362,454.62	0.08
Oregon	53	3,543,303.46	0.80
Pennsylvania	76	3,051,982.13	0.69
Rhode Island	15	1,736,167.71	0.39
South Carolina	19	1,400,786.89	0.32
South Dakota	2	138,369.80	0.03
Tennessee	20	1,009,173.65	0.23
Texas	37	3,453,458.14	0.78
Utah	40	2,786,790.84	0.63
Vermont	12	556,108.91	0.13
Virginia	148	8,163,425.28	1.85
Washington	170	12,905,442.07	2.92
West Virginia	3	146,814.80	0.03
Wisconsin	18	725,456.74	0.16
Wyoming	3	84,897.72	0.02
Total:	**6,399**	**442,349,992.44**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Current FICO Scores

FICO Score Rating	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
460 - 479	2	35,859.27	0.01
480 - 499	7	177,363.24	0.04
500 - 519	4	161,351.34	0.04
520 - 539	7	504,700.72	0.11
540 - 559	14	431,557.68	0.10
560 - 579	10	438,297.10	0.10
580 - 599	22	696,713.56	0.16
600 - 619	30	1,267,212.29	0.29
620 - 639	157	10,704,297.25	2.42
640 - 659	521	25,025,805.08	5.66
660 - 679	617	39,409,374.41	8.91
680 - 699	839	59,959,375.59	13.55
700 - 719	1,100	84,789,614.07	19.17
720 - 739	1,000	70,929,407.53	16.03
740 - 759	803	57,097,942.37	12.91
760 - 779	727	54,806,145.50	12.39
780 - 799	437	29,429,578.88	6.65
800 - 819	101	6,431,445.56	1.45
820 - 839	1	53,951.00	0.01
Total:	**6,399**	**442,349,992.44**	**100.00**

Min.: 470
Max.: 822
NON-ZERO WEIGHTED AVERAGE.: 719

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Current Loan Rates

Range of Loan Rates (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
3.000 - 3.999	1,335	72,532,072.15	16.40
4.000 - 4.999	894	43,953,557.13	9.94
5.000 - 5.999	837	47,827,644.75	10.81
6.000 - 6.999	1,320	94,902,616.01	21.45
7.000 - 7.999	1,278	143,577,479.73	32.46
8.000 - 8.999	523	29,165,840.67	6.59
9.000 - 9.999	169	8,096,924.84	1.83
10.000 - 10.999	37	2,080,745.01	0.47
11.000 - 11.999	6	213,112.15	0.05
Total:	**6,399**	**442,349,992.44**	**100.00**

Min.: 3.990%
Max: 11.250%
NON-ZERO WEIGHTED AVERAGE: 6.330%

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Original Term			
Months	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
13 - 24	102	12,373,601.91	2.80
49 - 60	1,186	181,350,315.30	41.00
109 - 120	1,305	70,206,517.52	15.87
169 - 180	9	862,683.84	0.20
229 - 240	3,191	140,635,755.61	31.79
289 - 300	519	35,174,157.02	7.95
349 - 360	87	1,746,961.24	0.39
Total:	**6,399**	**442,349,992.44**	**100.00**

Min.: 24
Max: 360
NON-ZERO WEIGHTED AVERAGE: 146

Remaining Term			
Months	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
13 - 24	102	12,373,601.91	2.80
25 - 36	1	355,898.19	0.08
37 - 48	35	4,863,798.96	1.10
49 - 60	1,150	176,130,618.15	39.82
97 - 108	1	34,613.25	0.01
109 - 120	1,304	70,171,904.27	15.86
169 - 180	9	862,683.84	0.20
193 - 204	6	117,992.44	0.03
205 - 216	60	2,142,271.10	0.48
217 - 228	331	7,639,674.25	1.73
229 - 240	2,794	130,735,817.82	29.55
277 - 288	17	1,449,398.80	0.33
289 - 300	502	33,724,758.22	7.62
337 - 348	48	691,399.53	0.16
349 - 360	39	1,055,561.71	0.24
Total:	**6,399**	**442,349,992.44**	**100.00**

Min.: 14
Max: 354
NON-ZERO WEIGHTED AVERAGE: 143

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Remaining Amortization Term			
Months	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
<= 300	5,024	246,879,113.99	55.81
325 - 336	1	355,898.19	0.08
337 - 348	83	5,555,198.49	1.26
349 - 360	1,291	189,559,781.77	42.85
Total:	**6,399**	**442,349,992.44**	**100.00**

Min.: 107
Max.: 360
NON-ZERO WEIGHTED AVERAGE: 275

Next Rate Adjustment Date for Adjustable Rate Aggregate Mortgage Pool			
Date	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
November, 2004	4,621	223,367,347.76	51.95
December, 2004	490	25,258,727.47	5.87
January, 2005	417	71,098,845.61	16.54
February, 2005	212	30,056,047.91	6.99
March, 2005	193	30,641,012.52	7.13
April, 2005	130	16,955,970.24	3.94
May, 2005	116	17,370,378.32	4.04
June, 2005	114	14,648,887.01	3.41
July, 2005	2	310,260.74	0.07
August, 2005	1	109,921.17	0.03
November, 2005	1	158,991.78	0.04
Total:	**6,297**	**429,976,390.53**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Maximum Mortgage Interest Rate for Adjustable Rate Aggregate Mortgage Pool			
Rates (%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
10.000 - 10.999	2	595,926.53	0.14
11.000 - 11.999	42	5,445,262.75	1.27
12.000 - 12.999	282	43,350,121.50	10.08
13.000 - 13.999	779	123,667,080.02	28.76
14.000 - 14.999	84	8,527,298.82	1.98
16.000 - 16.999	43	1,474,337.88	0.34
18.000 - 18.999	5,065	246,916,363.03	57.43
Total:	**6,297**	**429,976,390.53**	**100.00**

Min.: 10.750%
Max.: 18.500%
NON-ZERO WEIGHTED AVERAGE: 16.057%

Minimum Mortgage Interest Rate (%) for Adjustable Rate Aggregate Mortgage Pool			
Rates (%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000 - 0.999	1,610	84,926,120.73	19.75
1.000 - 1.999	1,435	70,913,869.46	16.49
2.000 - 2.999	1,071	50,898,551.73	11.84
3.000 - 3.999	720	31,006,822.54	7.21
4.000 - 4.999	501	58,146,393.65	13.52
5.000 - 5.999	936	129,348,429.05	30.08
6.000 - 6.999	20	4,391,127.26	1.02
7.000 - 7.999	3	129,867.75	0.03
8.000 - 8.999	1	215,208.36	0.05
Total:	**6,297**	**429,976,390.53**	**100.00**

NZMin: 0.125%
Max.: 8.500%
NON-ZERO WEIGHTED AVERAGE: 3.406%

Collateral Statistics

Statistical Calculation Pool for the *Aggregate Mortgage Pool* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date) and
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

First Periodic Cap for Adjustable Rate Aggregate Mortgage Pool			
Rates (%)	**Rates (%)**	**Rates (%)**	**% of Pool Principal Balance**
0.000	5,111	248,626,075.23	57.82
1.000	756	110,279,605.27	25.65
5.000	430	71,070,710.03	16.53
Total:	**6,297**	**429,976,390.53**	**100.00**

NZMin: 1.000%
Max.: 5.000%
NON-ZERO WEIGHTED AVERAGE: 2.568%

Periodic Cap for Adjustable Rate Aggregate Mortgage Pool			
Rates (%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
0.000	5,111	248,626,075.23	57.82
1.000	1,186	181,350,315.30	42.18
Total:	**6,297**	**429,976,390.53**	**100.00**

NZMin.: 1.000%
Max.: 1.000%
NON-ZERO WEIGHTED AVERAGE: 1.000%

Collateral Summary

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Total Number of Loans		5,111
Total Outstanding Loan Balance		$248,626,075
Average Drawn Balance		$48,645
Average Credit Limit		$66,647
Average Credit Limit Utilization Rate		72.99%
Current WA Coupon		5.521%
WA Margin		1.553%
WA Maximum Rate		17.994%
WA Seasoning (months)		4 months
WA Remaining Term (months)		211 months
WA Remaining Draw Term (months)		127 months
WA CLTV		83.02%
WA Current FICO		716
Lien Position (% first / % junior)		2.82%/ 97.18%
Property Type		
Single Family		67.88%
PUD		17.16%
Condo		11.51%
2-4 Family		3.46%
Occupancy Status		
Primary Home		96.89%
Second Home		1.06%
Investor Property		2.05%
Geographic Distribution		
other states account individually for less than 5% of pool balance	CA	52.28%
	FL	12.24%
	NY	5.29%

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Current Principal Balances

Range of Current Principal Balances ($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 2,500.00	274	191,219.82	0.08
2,500.01 - 5,000.00	143	560,465.13	0.23
5,000.01 - 7,500.00	115	710,197.81	0.29
7,500.01 - 10,000.00	128	1,160,844.55	0.47
10,000.01 - 20,000.00	588	8,876,359.28	3.57
20,000.01 - 30,000.00	755	19,531,981.98	7.86
30,000.01 - 40,000.00	724	24,879,283.72	10.01
40,000.01 - 50,000.00	574	25,804,242.86	10.38
50,000.01 - 60,000.00	423	23,071,879.79	9.28
60,000.01 - 70,000.00	312	20,124,711.23	8.09
70,000.01 - 80,000.00	268	19,940,018.72	8.02
80,000.01 - 90,000.00	160	13,493,514.46	5.43
90,000.01 - 100,000.00	192	18,421,410.18	7.41
100,000.01 - 150,000.00	278	32,995,969.00	13.27
150,000.01 - 200,000.00	100	17,366,536.87	6.99
200,000.01 - 250,000.00	42	9,145,496.39	3.68
250,000.01 - 300,000.00	13	3,355,824.51	1.35
300,000.01 - 350,000.00	7	2,202,146.82	0.89
350,000.01 - 400,000.00	6	2,275,698.40	0.92
400,000.01 - 450,000.00	4	1,622,706.49	0.65
450,000.01 >=	5	2,895,567.22	1.16
Total:	**5,111**	**248,626,075.23**	**100.00**

Occupancy Type

Occupancy	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Primary Home	4,931	240,882,893.39	96.89
Investment	128	5,108,450.60	2.05
Second Home	52	2,634,731.24	1.06
Total:	**5,111**	**248,626,075.23**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Original Combined Loan-to-Value Ratios

Range of Original Combined Loan-to-Value Ratios (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
5.01 - 10.00	3	69,769.06	0.03
10.01 - 15.00	11	388,576.82	0.16
15.01 - 20.00	8	299,484.34	0.12
20.01 - 25.00	10	283,289.86	0.11
25.01 - 30.00	13	359,435.40	0.14
30.01 - 35.00	24	1,165,218.41	0.47
35.01 - 40.00	34	1,577,104.42	0.63
40.01 - 45.00	54	2,475,901.68	1.00
45.01 - 50.00	63	2,434,075.35	0.98
50.01 - 55.00	82	4,145,115.03	1.67
55.01 - 60.00	157	6,679,685.76	2.69
60.01 - 65.00	188	10,364,202.97	4.17
65.01 - 70.00	272	15,293,807.94	6.15
70.01 - 75.00	393	20,772,062.44	8.35
75.01 - 80.00	615	35,071,327.60	14.11
80.01 - 85.00	487	22,616,691.16	9.10
85.01 - 90.00	1,216	46,591,695.26	18.74
90.01 - 95.00	568	27,084,027.53	10.89
95.01 - 100.00	913	50,954,604.20	20.49
Total:	**5,111**	**248,626,075.23**	**100.00**

NZmin.: 7.87%
Max.: 100.00%
NON-ZERO WEIGHTED AVERAGE.: 83.02%

Loan Purpose

Purpose	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Cash Out Refinance	3,474	158,752,752.33	63.85
Purchase	1,479	82,743,193.71	33.28
Rate/Term Refinance	158	7,130,129.19	2.87
Total:	**5,111**	**248,626,075.23**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Property Type

Property Type	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	3,493	168,757,770.51	67.88
PUD	825	42,662,049.17	17.16
Condo	622	28,608,675.07	11.51
2 - 4 Family	171	8,597,580.48	3.46
Total:	**5,111**	**248,626,075.23**	**100.00**

Geographic Distribution

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
California	2,191	129,984,146.56	52.28
Florida	710	30,425,320.12	12.24
New York	305	13,151,886.00	5.29
New Jersey	240	9,672,908.59	3.89
Nevada	114	5,997,363.05	2.41
Arizona	168	5,984,808.71	2.41
Virginia	123	5,645,000.54	2.27
Washington	96	5,146,074.18	2.07
Illinois	125	4,818,185.42	1.94
Maryland	112	4,035,348.95	1.62
Colorado	101	3,789,325.05	1.52
Massachusetts	88	3,569,969.27	1.44
Georgia	88	3,134,054.19	1.26
Michigan	97	2,503,445.43	1.01
Connecticut	56	2,353,326.26	0.95
Hawaii	33	2,164,993.99	0.87
Pennsylvania	63	2,021,626.25	0.81
Minnesota	49	1,561,136.18	0.63
North Carolina	43	1,474,337.88	0.59
Oregon	30	1,127,704.12	0.45
Ohio	42	1,101,175.97	0.44
Rhode Island	11	906,219.95	0.36
Missouri	26	863,937.40	0.35
Utah	21	767,719.39	0.31
New Mexico	18	697,780.74	0.28

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Geographic Distribution (continued)			
State	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
Wisconsin	16	657,746.23	0.26
Tennessee	15	602,482.58	0.24
Maine	8	510,581.78	0.21
New Hampshire	15	507,308.40	0.2
South Carolina	9	421,822.28	0.17
Delaware	11	354,194.52	0.14
Iowa	8	309,750.92	0.12
Kentucky	8	278,992.41	0.11
Vermont	8	261,100.72	0.11
Oklahoma	9	248,328.18	0.1
Alabama	8	243,577.28	0.1
Idaho	6	232,609.63	0.09
Indiana	8	229,595.77	0.09
District Of Columbia	3	205,399.05	0.08
Kansas	8	201,040.82	0.08
Louisiana	7	154,827.79	0.06
Nebraska	3	96,665.91	0.04
Arkansas	2	62,573.92	0.03
Montana	3	43,638.59	0.02
South Dakota	1	39,369.80	0.02
Wyoming	1	30,715.32	0.01
Mississippi	2	20,144.34	0.01
West Virginia	2	15,814.80	0.01
Total:	**5,111**	**248,626,075.23**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Current FICO Scores			
FICO Score Rating	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
461 - 480	2	35,859.27	0.01
481 - 500	7	177,363.24	0.07
501 - 520	6	174,110.11	0.07
521 - 540	5	491,941.95	0.20
541 - 560	14	431,557.68	0.17
561 - 580	11	463,284.90	0.19
581 - 600	22	696,897.69	0.28
601 - 620	37	1,499,863.93	0.60
621 - 640	112	4,914,910.66	1.98
641 - 660	474	17,648,958.30	7.10
661 - 680	518	25,349,381.28	10.20
681 - 700	680	34,804,699.49	14.00
701 - 720	868	44,905,773.52	18.06
721 - 740	800	41,440,605.61	16.67
741 - 760	614	29,317,346.89	11.79
761 - 780	552	28,167,287.84	11.33
781 - 800	314	14,764,620.43	5.94
801 - 820	74	3,287,661.44	1.32
821 - 840	1	53,951.00	0.02
Total:	**5,111**	**248,626,075.23**	**100.00**

Nzmin.: 470
Max.: 822
NON-ZERO WEIGHTED AVERAGE.: 716

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Credit Limits

Range of Credit Limits ($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
7,500.01 - 10,000.00	24	182,045.12	0.07
10,000.01 - 20,000.00	394	5,021,357.92	2.02
20,000.01 - 30,000.00	759	16,735,478.99	6.73
30,000.01 - 40,000.00	662	19,708,813.75	7.93
40,000.01 - 50,000.00	691	25,165,452.87	10.12
50,000.01 - 60,000.00	477	21,486,509.31	8.64
60,000.01 - 70,000.00	355	18,683,519.45	7.51
70,000.01 - 80,000.00	477	22,586,647.55	9.08
80,000.01 - 90,000.00	167	11,819,985.02	4.75
90,000.01 - 100,000.00	515	33,883,371.88	13.63
100,000.01 - 150,000.00	276	26,561,287.11	10.68
150,000.01 - 200,000.00	190	23,716,401.27	9.54
200,000.01 - 250,000.00	92	12,362,667.12	4.97
250,000.01 - 300,000.00	8	2,033,953.11	0.82
300,000.01 - 350,000.00	1	349,000.00	0.14
350,000.01 - 400,000.00	16	4,996,840.07	2.01
400,000.01 - 500,000.00	6	2,432,056.10	0.98
500,000.01 >=	1	900,688.59	0.36
Total:	**5,111**	**248,626,075.23**	**100.00**

Min.: $10,000.00
Max: $900,000.00
Avg.: $66,646.86

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Credit Limit Utilization Rates

Range of Credit Limit Utilization (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.001 - 10.000	391	900,225.04	0.36
10.001 - 20.000	220	2,364,755.01	0.95
20.001 - 30.000	198	3,982,412.52	1.60
30.001 - 40.000	187	4,440,847.56	1.79
40.001 - 50.000	188	6,121,456.17	2.46
50.001 - 60.000	200	8,485,549.86	3.41
60.001 - 70.000	191	9,239,950.96	3.72
70.001 - 80.000	213	10,967,123.13	4.41
80.001 - 90.000	249	14,569,748.62	5.86
90.001 - 100.000	1,708	97,384,216.49	39.17
100.001 - 101.000	1,366	90,169,789.87	36.27
Total:	**5,111**	**248,626,075.23**	**100.00**

Avg.: 72.99%
Min.: 0.02%
Max.: 100.98%

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Margins

Range of Margins (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
¯0.250 - ¯0.001	301	15,439,856.79	6.21
0.000 - 0.249	685	33,643,586.73	13.53
0.250 - 0.499	167	10,279,875.96	4.13
0.500 - 0.749	283	14,246,231.37	5.73
0.750 - 0.999	174	11,316,569.88	4.55
1.000 - 1.249	376	16,875,924.95	6.79
1.250 - 1.499	193	11,630,870.48	4.68
1.500 - 1.749	425	22,590,983.26	9.09
1.750 - 1.999	441	19,816,090.77	7.97
2.000 - 2.249	324	14,547,527.88	5.85
2.250 - 2.499	319	13,290,205.55	5.35
2.500 - 2.749	283	15,100,442.71	6.07
2.750 - 2.999	145	7,960,375.59	3.20
3.000 - 3.249	270	13,153,861.40	5.29
3.250 - 3.499	241	7,696,297.43	3.10
3.500 - 3.999	209	10,156,663.71	4.09
4.000 - 4.499	133	6,427,156.77	2.59
4.500 - 4.999	66	2,470,149.26	0.99
5.000 - 5.499	50	1,193,022.05	0.48
5.500 - 5.999	16	511,218.09	0.21
6.000 - 6.499	4	132,749.94	0.05
6.500 - 6.999	4	119,060.86	0.05
7.000 >=	2	27,353.80	0.01
Total:	**5,111**	**248,626,075.23**	**100.00**

WA: 1.553%
Min.: ¯0.250%
Max.: 7.500%

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Current Loan Rates

Range of Loan Rates (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
3.501 - 4.000	1,341	72,831,160.55	29.29
4.001 - 4.500	158	8,371,527.49	3.37
4.501 - 5.000	840	42,016,536.30	16.90
5.001 - 5.500	348	17,691,026.03	7.12
5.501 - 6.000	386	18,299,614.07	7.36
6.001 - 6.500	670	32,036,573.56	12.89
6.501 - 7.000	469	19,297,176.02	7.76
7.001 - 7.500	198	11,255,073.08	4.53
7.501 - 8.000	360	12,994,814.94	5.23
8.001 - 8.500	118	5,794,013.62	2.33
8.501 - 9.000	89	3,772,719.34	1.52
9.001 - 9.500	63	2,385,355.62	0.96
9.501 - 10.000	48	1,144,188.88	0.46
10.001 - 10.500	14	430,989.53	0.17
10.501 - 11.000	4	120,138.15	0.05
11.001 - 11.500	5	185,168.05	0.07
Total:	**5,111**	**248,626,075.23**	**100.00**

Min.: 3.990%
Max: 11.250%
NON-ZERO WEIGHTED AVERAGE: 5.521%

Maximum Loan Rates

Maximum Loan Rates (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
12.630	1	19,757.88	0.01
13.000	1	180,285.87	0.07
14.750	1	35,330.57	0.01
16.000	43	1,474,337.88	0.59
18.000	4,862	236,432,435.68	95.10
18.250	202	10,453,745.50	4.20
18.500	1	30,181.85	0.01
Total:	**5,111**	**248,626,075.23**	**100.00**

Min.: 12.630%
Max.: 18.500%
WA: 17.994%

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Original Term			
Months	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
120	1,305	70,206,517.52	28.24
180	9	862,683.84	0.35
240	3,191	140,635,755.61	56.57
300	519	35,174,157.02	14.15
360	87	1,746,961.24	0.70
Total:	**5,111**	**248,626,075.23**	**100.00**

Min.: 120
Max: 360
NON-ZERO WEIGHTED AVERAGE: 215

Remaining Term			
Months	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 110	9	806,125.13	0.32
111 - 115	859	48,290,039.04	19.42
116 - 120	437	21,110,353.35	8.49
176 - 180	9	862,683.84	0.35
191 - 195	2	15,026.99	0.01
196 - 200	1	75.00	0.00
201 - 205	4	115,934.51	0.05
206 - 210	7	411,757.06	0.17
211 - 215	42	1,430,663.72	0.58
216 - 220	51	1,611,741.65	0.65
221 - 225	119	3,288,246.66	1.32
226 - 230	250	5,500,761.57	2.21
231 - 235	514	17,798,099.86	7.16
236 - 240	2,201	110,463,448.59	44.43
286 - 290	37	2,667,750.49	1.07
291 - 295	281	19,000,851.27	7.64
296 - 300	201	13,505,555.26	5.43
341 - 345	31	517,075.74	0.21
346 - 350	24	347,244.05	0.14
351 - 355	32	882,641.45	0.36
Total:	**5,111**	**248,626,075.23**	**100.00**

Min.: 107
Max: 354
NON-ZERO WEIGHTED AVERAGE: 211

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Original Draw Period			
Months	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
120	4,864	232,247,289.22	93.41
180	12	755,935.74	0.30
300	235	15,622,850.27	6.28
Total:	**5,111**	**248,626,075.23**	**100.00**

Min.: 120
Max.: 300
NON-ZERO WEIGHTED AVERAGE: 131

Remaining Draw Period			
Months	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
71 - 75	2	15,026.99	0.01
76 - 80	1	75.00	0.00
81 - 85	5	142,004.88	0.06
86 - 90	8	423,919.75	0.17
91 - 95	48	1,603,660.60	0.65
96 - 100	58	1,777,243.23	0.71
101 - 105	201	4,473,183.43	1.80
106 - 110	320	9,958,533.53	4.01
111 - 115	1,585	78,994,633.10	31.77
116 - 120	2,636	134,859,008.71	54.24
176 - 180	12	755,935.74	0.30
291 - 295	147	9,049,131.28	3.64
296 - 300	88	6,573,718.99	2.64
Total:	**5,111**	**248,626,075.23**	**100.00**

Min.: 75
Max.: 296
NON-ZERO WEIGHTED AVERAGE: 127

Collateral Statistics

Statistical Calculation Pool for the *HELOCs* are listed below
as of end of business October 31, 2004 (HELOC Statistical Calculation Date)

Origination Year			
Year	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
2001	8	157,106.87	0.06
2002	77	2,700,735.40	1.09
2003	479	13,240,491.12	5.33
2004	4,547	232,527,741.84	93.53
Total:	**5,111**	**248,626,075.23**	**100.00**

Lien Position			
Lien Position	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
1st Lien	94	7,003,073.55	2.82
2nd Lien	5,017	241,623,001.68	97.18
Total:	**5,111**	**248,626,075.23**	**100.00**

Collateral Summary

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Total Number of Loans		1,288
Total Outstanding Loan Balance		$193,723,917.21
Current WA Coupon		7.369%
WA Margin *(Adjustable only)*		5.043%
WA Maximum Rate *(Adjustable only)*		13.401%
WA First Periodic Cap *(Adjustable only)*		2.568%
WA Periodic Cap *(Adjustable only)*		1.000%
WA Seasoning (months)		3 months
WA Remaining Term (months)		55 months
WA CLTV		77.16%
WA Current FICO		722
Lien Position (% first / % junior)		100%/ 0%
Geographic Distribution		
other states account individually for less than 5% of pool balance	CA	51.12%
	HI	8.56%
	FL	6.09%

Collateral Statistics

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Current Principal Balances			
Range of Current Principal Balances ($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 25,000.00	50	957,996.04	0.49
25,000.01 - 50,000.00	185	7,107,046.86	3.67
50,000.01 - 75,000.00	184	11,623,571.60	6.00
75,000.01 - 100,000.00	142	12,566,616.70	6.49
100,000.01 - 200,000.00	408	58,571,230.44	30.23
200,000.01 - 300,000.00	211	52,397,391.10	27.05
300,000.01 - 400,000.00	52	18,047,656.49	9.32
400,000.01 - 500,000.00	36	16,692,517.09	8.62
500,000.01 - 600,000.00	7	4,034,951.18	2.08
600,000.01 - 700,000.00	4	2,553,184.13	1.32
700,000.01 - 800,000.00	3	2,233,077.55	1.15
800,000.01 - 900,000.00	1	892,419.27	0.46
900,000.01 - 1,000,000.00	3	2,851,928.16	1.47
1,100,000.01 - 1,200,000.00	1	1,135,735.53	0.59
2,000,000.01 - 2,100,000.00	1	2,058,595.07	1.06
Total:	**1,288**	**193,723,917.21**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Original Loan-to-Value Ratios

Range of Original Combined Loan-to-Value Ratios (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 40.00	9	793,232.51	0.41
40.01 - 45.00	5	727,023.46	0.38
45.01 - 50.00	15	2,019,822.69	1.04
50.01 - 55.00	4	798,917.78	0.41
55.01 - 60.00	16	2,657,140.33	1.37
60.01 - 65.00	27	10,112,668.92	5.22
65.01 - 70.00	105	27,762,220.27	14.33
70.01 - 75.00	252	40,942,833.44	21.13
75.01 - 80.00	474	60,991,532.77	31.48
80.01 - 85.00	152	23,157,297.86	11.95
85.01 - 90.00	226	23,369,568.53	12.06
90.01 - 95.00	3	391,658.65	0.20
Total:	**1,288**	**193,723,917.21**	**100.00**

NZmin.: 22.20%
Max.: 90.14%
NON-ZERO WEIGHTED AVERAGE.: 77.16%

Loan Purpose

Purpose	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	1,285	193,445,660.49	99.86
Rate/Term Refinance	3	278,256.72	0.14
Total:	**1,288**	**193,723,917.21**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Geographic Distribution

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Alaska	2	324,616.75	0.17
Arizona	49	5,629,228.52	2.91
Arkansas	4	155,479.23	0.08
California	522	99,030,963.17	51.12
Colorado	51	5,766,686.65	2.98
Connecticut	11	1,574,708.78	0.81
Delaware	1	76,118.34	0.04
Florida	105	11,796,319.77	6.09
Georgia	18	1,738,260.87	0.90
Hawaii	92	16,576,623.11	8.56
Idaho	17	1,767,974.66	0.91
Illinois	14	1,529,750.19	0.79
Indiana	7	390,642.76	0.20
Kansas	1	67,321.74	0.03
Louisiana	2	93,795.25	0.05
Maine	4	248,146.62	0.13
Maryland	5	940,934.84	0.49
Massachusetts	10	1,243,970.12	0.64
Michigan	10	1,105,286.69	0.57
Minnesota	3	327,758.86	0.17
Missouri	3	204,355.73	0.11
Montana	14	1,292,054.72	0.67
Nevada	48	9,527,519.65	4.92
New Hampshire	3	379,462.26	0.20
New Jersey	11	1,551,363.78	0.80
New Mexico	7	721,375.98	0.37
New York	28	5,374,475.82	2.77
North Carolina	15	1,334,374.31	0.69
Ohio	8	781,439.62	0.40
Oklahoma	3	114,126.44	0.06
Oregon	23	2,415,599.34	1.25
Pennsylvania	13	1,030,355.88	0.53
Rhode Island	4	829,947.76	0.43
South Carolina	10	978,964.61	0.51
South Dakota	1	99,000.00	0.05
Tennessee	5	406,691.07	0.21
Texas	37	3,453,458.14	1.78

Collateral Statistics

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Geographic Distribution(Continued)

State	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Utah	19	2,019,071.45	1.04
Vermont	4	295,008.19	0.15
Virginia	25	2,518,424.74	1.30
Washington	74	7,759,367.89	4.01
West Virginia	1	131,000.00	0.07
Wisconsin	2	67,710.51	0.03
Wyoming	2	54,182.40	0.03
Total:	**1,288**	**193,723,917.21**	**100.00**

Current FICO Scores

FICO Score Rating	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
620 - 639	60	6,366,390.05	3.29
640 - 659	54	7,582,792.54	3.91
660 - 679	109	15,431,520.43	7.97
680 - 699	179	25,931,540.85	13.39
700 - 719	218	38,791,704.36	20.02
720 - 739	185	29,714,047.93	15.34
740 - 759	187	26,997,931.85	13.94
760 - 779	174	26,691,264.11	13.78
780 - 799	99	13,184,893.89	6.81
800 - 819	23	3,031,831.20	1.57
Total:	**1,288**	**193,723,917.21**	**100.00**

NZmin.: 620
Max.: 816
NON-ZERO WEIGHTED AVERAGE.: 722

Collateral Statistics

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Current Loan Rates			
Range of Loan Rates (%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
4.000 - 4.999	1	65,419.46	0.03
5.000 - 5.999	77	10,263,200.65	5.30
6.000 - 6.999	286	45,255,597.44	23.36
7.000 - 7.999	741	118,259,766.78	61.05
8.000 - 8.999	132	14,863,622.96	7.67
9.000 - 9.999	34	3,665,084.96	1.89
10.000 - 10.999	17	1,351,224.96	0.70
Total:	**1,288**	**193,723,917.21**	**100.00**

WA: 7.369%
Min.: 4.875%
Max.: 10.750%

Collateral Statistics

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Original Term			
Months	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
13 - 24	102	12,373,601.91	6.39
49 - 60	1,186	181,350,315.30	93.61
Total:	**1,288**	**193,723,917.21**	**100.00**

Min.: 24
Max: 60
NON-ZERO WEIGHTED AVERAGE: 58

Remaining Term			
Months	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
13 - 24	102	12,373,601.91	6.39
25 - 36	1	355,898.19	0.18
37 - 48	35	4,863,798.96	2.51
49 - 60	1,150	176,130,618.15	90.92
Total:	**1,288**	**193,723,917.21**	**100.00**

Min.: 14
Max: 60
NON-ZERO WEIGHTED AVERAGE: 55

Collateral Statistics

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Remaining Amortization Term			
Months	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
325 - 336	1	355,898.19	0.18
337 - 348	35	4,863,798.96	2.51
349 - 360	1,252	188,504,220.06	97.31
Total:	**1,288**	**193,723,917.21**	**100.00**

Min.: 334
Max.: 360
NON-ZERO WEIGHTED AVERAGE: 357

Next Rate Adjustment Date for Adjustable Rate Lot Loans			
Date	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
January 1, 2005	417	71,098,845.61	39.21
February 1, 2005	212	30,056,047.91	16.57
March 1, 2005	193	30,641,012.52	16.90
April 1, 2005	130	16,955,970.24	9.35
May 1, 2005	116	17,370,378.32	9.58
June 1, 2005	114	14,648,887.01	8.08
July 1, 2005	2	310,260.74	0.17
August 1, 2005	1	109,921.17	0.06
November 1, 2005	1	158,991.78	0.09
Total:	**1,186**	**181,350,315.30**	**100.00**

Collateral Statistics

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

Maximum Mortgage Interest Rate for Adjustable Rate Lot Loans

Rates (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
10.000 - 10.999	2	595,926.53	0.33
11.000 - 11.999	42	5,445,262.75	3.00
12.000 - 12.999	281	43,330,363.62	23.89
13.000 - 13.999	778	123,486,794.15	68.09
14.000 - 14.999	83	8,491,968.25	4.68
Total:	**1,186**	**181,350,315.30**	**100.00**

Min.: 10.750%
Max.: 14.875%
NON-ZERO WEIGHTED AVERAGE: 13.401%

Minimum Mortgage Interest Rate (%) for Adjustable Rate Lot Loans

Rates (%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
4.000 - 4.999	302	49,249,087.62	27.16
5.000 - 5.999	870	127,644,188.91	70.39
6.000 - 6.999	12	4,139,316.46	2.28
7.000 - 7.999	1	102,513.95	0.06
8.000 - 8.999	1	215,208.36	0.12
Total:	**1,186**	**181,350,315.30**	**100.00**

Min.: 4.000%
Max.: 8.500%
NON-ZERO WEIGHTED AVERAGE: 5.043%

Collateral Statistics

Statistical Calculation Pool for the *Lot Loans* are listed below
as of November 1, 2004 (Lot Loan Statistical Calculation Date)

First Periodic Cap for Adjustable Rate Lot Loans			
Rates (%)	**Rates (%)**	**Rates (%)**	**% of Pool Principal Balance**
1.000	756	110,279,605.27	60.81
5.000	430	71,070,710.03	39.19
Total:	**1,186**	**181,350,315.30**	**100.00**

Min.: 1.000%
Max.: 5.000%
NON-ZERO WEIGHTED AVERAGE: 2.568%

Periodic Cap for Adjustable Rate Lot Loans			
Rates (%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Pool Principal Balance**
1.000	1,186	181,350,315.30	100.00
Total:	**1,186**	**181,350,315.30**	**100.00**